SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 9 April 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 31 March 2010
99.2	Filing of 2009 Annual Report on Form 20-F dated 1 April 2010
99.3	Annual Information Update dated 8 April 2010

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC

Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 March 2010, InterContinental Hotels Group PLC's issued share capital consists of 288,227,901 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 288,227,901.

The above figure, 288,227,901, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Pritti Patel

Company Secretarial Officer

31 March 2010

Exhibit No: 99.2

InterContinental Hotels Group PLC

2009 Annual Report on Form 20-F

InterContinental Hotels Group PLC filed its annual report on Form 20-F for the year ended December 31, 2009 with the SEC on April 1, 2010. The Form 20-F, including complete audited financial statements, can be found on the Company's website, www.ihgplc.com/investors.

Shareholders may request a hard copy free of charge from the address below:

Company Secretariat

InterContinental Hotels Group PLC

Broadwater Park

Denham

Buckinghamshire UB9 5HR

United Kingdom

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG franchises, manages, owns or leases, through various subsidiaries, over 4,400 hotels and more than 645,000 guest rooms in over 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 48 million members worldwide.

IHG has over 1,400 hotels in its development pipeline, which will create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.comand information for the Priority Club Rewards programme at www.priorityclub.com . For the latest news from IHG, visit our online Press Office at www.ihg.com/media.

For further information, please contact:

Investor Relations (Alex Shorland-Ball; Catherine Dolton): +44 (0) 1895 512176

Media Affairs (Leslie McGibbon; Emma Corcoran): +44 (0) 1895 512425; +44 (0) 1895 512275

Exhibit No: 99.3

08 April 2010

InterContinental Hotels Group PLC
 Annual Information Update

In accordance with Prospectus Rule 5.2, InterContinental Hotels Group PLC is pleased to provide its Annual Information Update relating to information disclosed to the public in compliance with relevant laws and regulations since its last information update on 14 April 2009.

For the purpose of this update, the information is only referred to, and copies of each item can be found at the locations specified below.  In accordance with the provisions of Article 27 (3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information was up to date at the time of publication, such disclosures may at any time become out of date and the Company does not undertake any obligation to update any such information in the future.  Neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied as to the accuracy or completeness of the information.

1. Regulatory Announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the period 14 April 2009 to 08

April 2010.  Copies of these announcements can be viewed at

www.londonstockexchange.com
under code IHG.

Date	Detail
14-Apr-09	Annual Information Update 11 April 2008 to 9 April 2009
30-Apr-09	Total Voting Rights
07-May-09	Holding(s) in Company
12-May-09	First Quarter Results to 31 March 2009
13-May-09	Notification of changes to Director's details
14-May-09	Holding(s) in Company
28-May-09	Holding(s) in Company
29-May-09	Total Voting Rights
29-May-09	Results of AGM
03-Jun-09	Holding(s) in Company
08-Jun-09	Director/PDMR Shareholding
18-Jun-09	Holding(s) in Company
30-Jun-09	Regional Restructuring and Cost Saving Programme
30-Jun-09	Total Voting Rights
01-Jul-09	Blocklisting Interim Review
02-Jul-09	Holding(s) in Company
10-Jul-09	Holding(s) in Company
13-Jul-09	Holding(s) in Company
14-Jul-09	Holding(s) in Company
31-Jul-09	Total Voting Rights
11-Aug-09	Half Year Results to 30 June 2009
14-Aug-09	Holding(s) in Company
28-Aug-09	Total Voting Rights
30-Sep-09	Total Voting Rights
06-Oct-09	Director/PDMR Shareholding
30-Oct-09	Total Voting Rights
10-Nov-09	Third Quarter Results to 30 September 2009
27-Nov-09	Publication of Prospectus
30-Nov-09	Total Voting Rights
07-Dec-09	Publication of Final Terms
15-Dec-09	Director/PDMR Shareholding
23-Dec-09	Board Appointment
31-Dec-09	Total Voting Rights
04-Jan-10	Blocklisting Interim Review
29-Jan-10	Total Voting Rights
02-Feb-10	Blocklisting Additional Listing
09-Feb-10	Blocklisting Additional Listing
09-Feb-10	Holding(s) in Company
10-Feb-10	Holding(s) in Company
16-Feb-10	Full Year Results to 31 December 2009
19-Feb-10	Director/PDMR Shareholding
19-Feb-10	Holding(s) in Company
22-Feb-10	Director/PDMR Shareholding
26-Feb-10	Total Voting Rights
02-Mar-10	Holding(s) in Company
03-Mar-10	Director/PDMR Shareholding
08-Mar-10	Blocklisting Additional Listing
08-Mar-10	Director/PDMR Shareholding
17-Mar-10	Annual Report & Accounts 2009
18-Mar-10	Holding(s) in Company
23-Mar-10	Holding(s) in Company
31-Mar-10	Total Voting Rights
01-Apr-10	Filing of 2009 Annual Report on Form 20-F

2. Companies House Filings

The following documents have been filed by the Company with the Registrar of Companies at Companies House during the period 14 April 2009 to 08 April 2010.  Copies of these documents may be obtained from Companies House (www.companieshouse.gov.uk).

Date	Document Type	Description
30-Apr-09	AA	InterContinental Hotels Group PLC Accounts made up to 31/12/08
18-May-09	88(2)	Return of Allotment of Shares
18-May-09	88(2)	Return of Allotment of Shares
18-May-09	88(2)	Return of Allotment of Shares
20-May-09	88(2)	Return of Allotment of Shares
20-May-09	88(2)	Return of Allotment of Shares
26-May-09	288b	Director Resigned
02-Jun-09	88(2)	Return of Allotment of Shares
05-Jun-09	88(2)	Return of Allotment of Shares
06-Jun-09	RES 01	Alteration to Memorandum and Articles
06-Jun-09	RES 11	Disapplication of Pre-emption Rights
06-Jun-09	RES 09	Authority - Purchases other than from Capital
16-Jun-09	288c	Director's Change of Particulars
23-Jun-09	363a	InterContinental Hotels Group PLC Annual Return
06-Jul-09	88(2)	Return of Allotment of Shares
06-Jul-09	88(2)	Return of Allotment of Shares
08-Jul-09	88(2)	Return of Allotment of Shares
09-Jul-09	88(2)	Return of Allotment of Shares
09-Jul-09	88(2)	Return of Allotment of Shares
20-Jul-09	88(2)	Return of Allotment of Shares
22-Jul-09	88(2)	Return of Allotment of Shares
05-Aug-09	88(2)	Return of Allotment of Shares
08-Aug-09	88(2)	Return of Allotment of Shares
12-Aug-09	88(2)	Return of Allotment of Shares
12-Aug-09	88(2)	Return of Allotment of Shares
17-Aug-09	88(2)	Return of Allotment of Shares
17-Aug-09	88(2)	Return of Allotment of Shares
25-Aug-09	88(2)	Return of Allotment of Shares
26-Aug-09	88(2)	Return of Allotment of Shares
26-Aug-09	88(2)	Return of Allotment of Shares
09-Sep-09	88(2)	Return of Allotment of Shares
09-Sep-09	88(2)	Return of Allotment of Shares
09-Sep-09	88(2)	Return of Allotment of Shares
10-Sep-09	88(2)	Return of Allotment of Shares
14-Sep-09	88(2)	Return of Allotment of Shares
14-Sep-09	88(2)	Return of Allotment of Shares
17-Sep-09	88(2)	Return of Allotment of Shares
25-Sep-09	88(2)	Return of Allotment of Shares
02-Oct-09	Mem/Arts	Articles of Association
06-Oct-09	SH01	Statement of Capital
06-Oct-09	SH01	Statement of Capital
06-Oct-09	AD02	SAIL Address Created
07-Oct-09	CH01	Director's Change of Particulars
07-Oct-09	CH01	Director's Change of Particulars
07-Oct-09	CH03	Secretary's Change of Particulars
07-Oct-09	CH01	Director's Change of Particulars
07-Oct-09	CH01	Director's Change of Particulars
07-Oct-09	CH01	Director's Change of Particulars
07-Oct-09	CH01	Director's Change of Particulars
07-Oct-09	CH01	Director's Change of Particulars
19-Oct-09	AD03	Register moved to SAIL Address
19-Oct-09	AD02	SAIL Address Change
19-Oct-09	CH01	Director's Change of Particulars
13-Nov-09	SH01	Statement of Capital
25-Nov-09	SH01	Statement of Capital
25-Nov-09	SH01	Statement of Capital
26-Nov-09	SH01	Statement of Capital
09-Dec-09	SH01	Statement of Capital
09-Dec-09	SH01	Statement of Capital
09-Dec-09	SH01	Statement of Capital
11-Dec-09	SH01	Statement of Capital
15-Dec-09	SH01	Statement of Capital
18-Dec-09	SH01	Statement of Capital
05-Jan-10	SH01	Statement of Capital
06-Jan-10	SH01	Statement of Capital
18-Jan-10	SH01	Statement of Capital
18-Jan-10	SH01	Statement of Capital
03-Feb-10	SH01	Statement of Capital
03-Feb-10	SH01	Statement of Capital
04-Feb-10	SH01	Statement of Capital
04-Feb-10	SH01	Statement of Capital
05-Feb-10	AP01	Appointment of Director
15-Feb-10	SH01	Statement of Capital
15-Feb-10	SH01	Statement of Capital
15-Feb-10	SH01	Statement of Capital
22-Feb-10	SH01	Statement of Capital
02-Mar-10	SH01	Statement of Capital
02-Mar-10	SH01	Statement of Capital
03-Mar-10	SH01	Statement of Capital
05-Mar-10	SH01	Statement of Capital
05-Mar-10	SH01	Statement of Capital
08-Mar-10	SH01	Statement of Capital
17-Mar-10	SH01	Statement of Capital
17-Mar-10	SH01	Statement of Capital
17-Mar-10	SH01	Statement of Capital
17-Mar-10	SH01	Statement of Capital
18-Mar-10	SH01	Statement of Capital
18-Mar-10	SH01	Statement of Capital
22-Mar-10	SH01	Statement of Capital
24-Mar-10	SH01	Statement of Capital
25-Mar-10	SH01	Statement of Capital
30-Mar-10	SH01	Statement of Capital
30-Mar-10	SH01	Statement of Capital
30-Mar-10	SH01	Statement of Capital
30-Mar-10	SH01	Statement of Capital

3. Documents published and sent to shareholders

The following documents have been published by the Company and sent to shareholders of the Company during the period 14 April 2009 to 08 April 2010.

Date	Documents
17-Mar-10	Annual Report and Financial Statements 2009 and Annual Review and Summary Financial Statement 2009, Notice of AGM 2010, Form of Proxy and Form of Instruction

4. Documents filed with the Securities and Exchange Commission

As the Company's shares are registered under the US Securities Exchange Act of 1934, the Company has submitted filings to the US Securities and Exchange Commission during the period
14 April 2009 to 08 April 2010.  Full details of these filings can be viewed at

www.sec.gov

under code IHG.

Copies of all the documents listed above are available on request from the Company's registered office at Broadwater Park, Denham, Buckinghamshire UB9 5HR.

Catherine Springett
Head of Secretariat

08 April 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	9 April 2010